Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

February 29, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 29 February 2008 through Marketwire.

Item 4                                Summary of Material Change

MAG SILVER & PEÑOLES ANNOUNCE INTERSECTION OF JUANICIPIO VEIN
AND RESULTS FROM VALDECAÑAS

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles S.A.B. DE C.V. (“Peñoles”) on behalf of Minera Juanicipio are pleased to announce that drill hole 17P targeted on the Juanicipio Vein has intersected the vein over 60 centimetres at 651 metres down hole.  The vein is visually described as a banded and crystalline quartz vein with visible silver, lead, zinc and iron sulphides. Assay results are pending.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 29 February 2008 (NR#08-05) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 4 March 2008